EXHIBIT 99.1

Vicinity Motor Corp. Announces Strategic Supply Agreement with Electrovaya for Lithium Battery Systems

Electrovaya to provide Lithium-ion battery systems for Vicinity electric vehicles

VANCOUVER, BC – October 13, 2021 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) (“Vicinity Motor,” “Vicinity” or the “Company”), a leading North American supplier of commercial electric vehicles, today announced the formation of a strategic supply agreement with Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) (“Electrovaya”) for the supply of battery systems for the Company’s line of Vicinity Lightning™ EV buses and fully electric VMC 1200 Class 3 trucks.

Electrovaya is a leader in the global energy transformation, focused on contributing to the prevention of climate change through its efforts to supply safe and long-lasting Lithium-ion batteries. Electrovaya designs, develops and manufactures Lithium-ion batteries, battery systems and battery-related products for energy storage, clean electric transportation and other specialized applications.

The agreement provides Vicinity with Lithium-ion battery systems that utilize the latest Electrovaya NMC ceramic lithium-ion battery technologies and will support full integration within Vicinity’s line of vehicles.

“Our decision to collaborate with Electrovaya as a strategic supplier followed rigorous engineering and due diligence activities,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor. “Sales momentum for our Vicinity Lightning™ EV lines of buses and our new fully electric VMC 1200 Class 3 Truck continues to scale, and this agreement secures our supply chain for the crucial battery component of our platforms. The Electrovaya batteries will provide confidence with prospective customers with a superior lifecycle performance and peace of mind with respect to safety.”

“Vicinity customers using the Electrovaya battery system will experience best-in-class performance with our leading-edge technology,” said Sankar Das Gupta, President and Chief Executive Officer of Electrovaya. “Our partnership will bring together two leaders in commercial and public vehicle electrification and deliver models at a price point suitable for mass deployment across small and large fleets. Vicinity Motor Corp. offers a highly competitive lineup of electric vehicles for the North American market and we expect our battery systems to help provide an additional competitive advantage to improve their adoption.”

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) designs, develops and manufactures proprietary lithium ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation and other specialized applications. Electrovaya is a technology focused company with extensive IP. Headquartered in Ontario, Canada, Electrovaya has production facilities in Canada with customers around the globe. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a leading North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a continent-wide dealer network and close relationships with world-class manufacturing partners to supply its market-leading flagship electric, CNG and clean-diesel Vicinity™ buses, the VMC 1200 electric truck and a Vicinity Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis to J.B. Poindexter subsidiary EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the supply of Electrovaya’s battery systems for the Company’s line of Vicinity Lightning™ EV buses and fully electric VMC 1200 Class 3 trucks, anticipated vehicle deliveries, future sales, completion of the Company’s assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity or Electrovaya operates, the continuation of the strategic supply agreement, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.